

September 4, 2008

Via Facsimile (858) 550-9997 and U.S. Mail

Karla R. Kelly, Esq.
Artes Medical, Inc.
5870 Pacific Center Boulevard
San Diego, CA 92121

> **Re: Artes Medical, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed August 29, 2008**
> **File No. 001-33205**
>
> **Preliminary Proxy Statement**
> **Filed August 29, 2008**
> **File No. 001-33205**

Dear Ms. Kelly:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Soliciting Materials

1. With respect to the general statements included in the second paragraph of your message to security holders, please include similar disclosure in the proxy statement and expand it to state whether you have any specific plans for the general goals stated.

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to

the staff on a supplemental basis. Please provide the support described for the following disclosure:

- that Mr. Shack's solicitation has been organized by Stefan and Gottfried Lemperle and that it was done to establish their control over the company without paying an adequate and fair price or a control premium; and
- your claims relating to your business and products under the heading "Business Discussion."

3.   Please provide us with a copy of the complaint filed against the Lemperles.

4.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that "[You] do not believe the assertions or the requested actions contained in the Shack preliminary proxy statement are serious, justified or necessary."

5.   Please revise your disclosure in future filings to state that the company, its board and its management is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

Preliminary Proxy Statement

6.   Please fill in the blanks in your preliminary proxy statement.

7.   Please file the form of proxy card.

Cover Page

8.   Please revise the cover page of the proxy statement to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

Solicitation and Costs, page 2

9.   Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

10.   We note that you may employ various methods to solicit proxies, including telephone, electronic mail or other means. Please describe the "other means." Also, be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Proposal 1-Election of Directors, page 3

11.   Revise to disclose whether your nominees here have consented to serve if elected and to be named in the proxy statement. See Rule 14a-4(d).

12.   Please include in this section disclosure relating to your lawsuit against the Lemperles.

13.   Please explain in your disclosure why you do not believe Mr. Shack's proposals are not in the best interests of your security holders.

14.   Please expand your disclosure to specifically explain how Mr. Shack's proposals are not compliant with either your bylaws or Delaware corporate law.

15.   With respect to your disclosure on page 3 that you do not intend to bring Mr. Shack's proposals before the annual meeting, please specify whether you also mean to exclude from meeting business his nominations for directors. If so, please disclose your specific basis for doing so.

16.   With respect to the biographical information for Mr. Sherman and Mr. Davis, please revise your disclosure to ensure that you provide their employment history for the past five years.

17.   Please tell us where you have provided the disclosure required by item 5(b) of Schedule 14A. Alternatively, revise your disclosure to provide that information.

Revenue Financing Arrangement, page 12

18.   Please disclose the percentage of CHRP's revenue interest under the terms of the Revenue Agreement described on page 12.

Security Ownership of Certain Beneficial Owners and Management, page 13

19.   We note that both NGN Capital LLC and its affiliates and Mr. Davis disclaim beneficial ownership of the shares held of record by NGN Capital LLC and CHRP except to the extent of their pecuniary interest therein. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise. In addition, while we recognize that counsel for the company does not represent NGN Capital, please advise NGN Capital, Mr. Costantino and Mr. Davis of this comment.

Proposal 2-Approval of Financing Proposal, page 32

20. Please tell us where you have provided the disclosure required by Item 13 of Schedule 14A or revise your proxy statement to include such disclosure.

Closing Information

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions